UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 55521/March 26, 2007

ADMINISTRATIVE PROCEEDING
FILE NO. 3-12493

In the Matter of	:	
	:	
DETOUR MEDIA GROUP, INC.,	:	
DRIVINGAMERICA.COM, INC.,	:	ORDER MAKING FINDINGS
LEGENDS ENTERPRISES, INC.,	:	AND REVOKING REGISTRATION
OXIR INVESTMENTS, INC.,	:	BY DEFAULT
SPINPLANET.COM, INC. (n/k/a	:	
ENTERTAINMAX WORLDWIDE,	:	
INC.), and	:	
TESSA COMPLETE HEALTH CARE,	:	
INC.	:	

      The Securities and Exchange Commission (Commission) issued its Order Instituting Proceedings (OIP) on December 1, 2006, pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). All Respondents were served with the OIP by December 14, 2006. Spinplanet.com, Inc., n/k/a EntertainMax Worldwide, Inc. (EntertainMax), is the only remaining Respondent. The other five Respondents had the registrations of each class of registered securities revoked by default on January 25, 2007. Detour Media Group, Inc., Exchange Act Release No. 55169.

      On December 18, 2006, the Division of Enforcement (Division) moved for the entry of an order of default against all six Respondents or, in the alternative, for leave to file a motion for summary disposition as to all six Respondents. On December 19, 2006, I held the Division's request in abeyance and ordered EntertainMax to show cause, on or before January 5, 2007, why it should not be held in default and the proceeding resolved against it. EntertainMax responded to the show cause order of December 19, and on January 18, 2007, I held a telephonic prehearing conference in which I accepted the untimely Answer of EntertainMax and granted the Division of Enforcement's (Division) request for leave to file a motion for summary disposition.

      At the prehearing conference, the parties agreed to a briefing schedule. EntertainMax also agreed to file and serve a letter by January 26, 2007, from its outside auditor, stating when that auditor accepted the engagement and explaining the outside auditor's schedule for reviewing and certifying all of EntertainMax's delinquent periodic reports. The Division filed its motion for summary disposition on February 16, 2007. As set in the briefing schedule, EntertainMax was to file and serve its opposition by March 9, 2007.

To date, EntertainMax has not filed its opposition to the Division's motion. Nor has it filed the letter from its outside auditor. On March 14, 2007, I ordered EntertainMax to show cause, on or before March 21, 2007, why it should not be held in default and why it should not have the registration of its registered securities revoked. EntertainMax has failed to respond to the show cause order of March 14.

Accordingly, EntertainMax is in default for failing to respond to a dispositive motion or otherwise defend the proceeding. See 17 C.F.R. § 201.155. As authorized by Rule 155(a) of the Commission's Rules of Practice, I deem the following allegations in the OIP to be true.

EntertainMax (CIK No. 1046893) is a Colorado corporation located in Baltimore, Maryland, and St. Cloud, Florida, with a class of equity securities registered pursuant to Exchange Act Section 12(g). EntertainMax is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended June 30, 2000, which reported a net loss of $2,540 for the prior six months.

EntertainMax is delinquent in its periodic filings with the Commission, having repeatedly failed to meet its obligations to file timely periodic reports, and failed to heed delinquency letters sent to it by the Division of Corporation Finance at its most recent address shown in its most recent filings with the Commission, or did not receive the letters because of its failure to keep an updated address on file with the Commission as required by Commission rules.

Section 13(a) of the Exchange Act and the rules promulgated thereunder require issuers of securities registered pursuant to Section 12 of the Exchange Act to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Specifically, Rule 13a-1 requires issuers to file annual reports (Forms 10-K or 10-KSB), and Rule 13a-13 requires issuers to file quarterly reports (Forms 10-Q or 10-QSB). As a result, EntertainMax failed to comply with Section 13(a) of the Exchange Act and Rules 13a-1 and 13a-13 thereunder.

In light of the foregoing, I find it necessary and appropriate for the protection of investors to revoke the registration of each class of registered securities of EntertainMax.

ORDER

IT IS ORDERED THAT, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registration of each class of registered securities of Spinplanet.com, Inc. (n/k/a EntertainMax Worldwide, Inc.), is REVOKED.

_____
James T. Kelly
Administrative Law Judge